FIRST POTOMAC REALTY TRUST

7600 Wisconsin Avenue, 11th Floor

Bethesda, MD 20814

April 28, 2016

VIA EDGAR AND ELECTRONIC MAIL

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Stacie D. Gorman

Re:	First Potomac Realty Trust
Registration Statement on Form S-3 (File No. 333-210690)
Request for Acceleration of Effective Date

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, First Potomac Realty Trust (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date and time of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m., Eastern time, on May 2, 2016, or as soon thereafter as practicable. The Company also requests the Commission to confirm such effective date and time in writing.

In connection with this request for acceleration, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page to follow]

Very truly yours,

FIRST POTOMAC REALTY TRUST

By	/s/ Samantha S. Gallagher
	Name:	Samantha S. Gallagher
	Title:	Executive Vice President, General Counsel and Secretary

cc:	David W. Bonser
Tifarah Allen

Signature Page to Universal Shelf Registration Statement Request for Acceleration